CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 26, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund II (the "Trust")
                         File Nos. 811-21944 and 333-143964
              ---------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your initial oral comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 3, 2015 (the "Registration Statement"), which you discussed with us on June 22, 2015. The Registration Statement relates to the First Trust NASDAQ(R) CEA Cybersecurity ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      While we understand that we should expect additional comments from you and your colleagues, we hope providing responses to your initial comments will be helpful in expediting your review.

COMMENT 1 - PRINCIPAL INVESTMENT STRATEGIES

      The prospectus states that the Index tracks the performance of companies engaged in the cybersecurity segment of the technology and industrial sectors. Please elaborate on the selection criteria used by the Index in determining which companies constitute the cybersecurity segment of those sectors.

RESPONSE TO COMMENT 1

      The Index will include securities of companies classified as "cybersecurity" companies by the Consumer Electronics Association ("CEA"). CEA will only give the cybersecurity classification to those companies that meet one


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Karen Rossotto
June 26, 2015
Page 2



of three elements: (1) companies focused on developing technologies that are designed and implemented to protect computer and communication networks from attacks and outside unauthorized use, (2) companies involved in the deployment of technologies for cybersecurity industry use including government, private and public corporations, financial institutions and various other industries and (3) companies focused on the protection of priority data from being accessed and exploited by unauthorized external parties.

      The prospectus will be revised to include this additional disclosure.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      What are the general trading characteristics of the securities comprising the Index?

RESPONSE TO COMMENT 2

      The securities comprising the Index each have a minimum worldwide market capitalization of $250 million, a minimum three-month average daily dollar trading volume of $1 million and a minimum free float of $20 million. The term "free float" is used to capture the portion of an issuer's outstanding securities that can be publicly traded, and thus excludes locked-in securities held by an issuer's affiliates, officers or promoters or securities subject to some other restrictive arrangement that prevents them from being freely traded.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide a plain English description of a "modified liquidity weighted index."

RESPONSE TO COMMENT 3

      A "modified liquidity weighted index" is an index primarily designed to track the performance of the most liquid companies in a particular sector. The Index accomplishes this by assigning security weights based on the liquidity of the companies comprising the cybersecurity sector. Liquidity is measured by using the three-month average daily dollar trading volume for each company. To provide diversification among the weighting of the constituent companies, the Index first caps the weighting of the securities of the five most liquid companies at 6% each, or collectively 30% of the Index. The excess weight of any capped security is distributed proportionally across the securities of the remaining constituent companies. The securities of the remaining companies are capped at a 3% weight as well. Any security of those remaining constituent companies with a weight in excess of 3% will have that excess weight


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Karen Rossotto
June 26, 2015
Page 3



redistributed proportionally across the securities of any remaining companies. The Index is rebalanced quarterly using this method.

      The prospectus will be revised to include this additional disclosure.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        -----------------------
                                                            Morrison C. Warren